

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Jamie Iannone
Chief Executive Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

> **Re: eBay Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2022**
> **File No. 001-37713**

Dear Jamie Iannone:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Disclosure Review Program